SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013
_______________________

ELBIT VISION SYSTEMS LTD.
(Translation of Registrant’s name into English)
_______________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel
(Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

Elbit Vision Systems Ltd. (the “Registrant”) held an Extraordinary General Meeting of Shareholders on December 2, 2013 at 11:00 Israel time at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel (the “Meeting”). Copies of the Notice of Extraordinary General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on October 24, 2013.

The Registrant is announcing that the resolutions relating to: (i) the approval of a compensation policy for the Company's directors and office holders, in accordance with the requirements of the Israeli Companies Law 5799-1999; and (ii) the re-election of Mr. Amos Uzani as an external director for an additional three-year term, commencing immediately following the termination of his current term on December 11, 2013, were duly passed at the Meeting.

At the Meeting, shareholders were also presented with the financial statements of the Registrant for the fiscal year ending December 31, 2012, and had an opportunity to review, ask questions and comment on the financial statements for the fiscal year ended December 31, 2012, which were filed together with the Registrant’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on April 29, 2013, and as such Form 20-F was amended by the filing on August 8, 2013, and which is available at www.sec.gov.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By:	/s/ Yaron Menashe
Yaron Menashe
Chief Financial Officer

Dated: December 3, 2013